

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 2, 2009

Phillip D. Greer
Chief Executive Officer
Electronic Kourseware International, Inc.
P.O. Box 1657
Kyle, Texas 78640

> **RE:** **Electronic Kourseware International, Inc.**
> **Form 10-12g/A**
> **Filed February 17, 2009**
> **File No. 000-53242**

Dear Mr. Greer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stock Purchase Agreement, page 3

1.   Please revise your disclosure throughout the Form 10 to clarify how Paragon was able to exercise its termination right of the Stock Purchase Agreement. You should indicate what trigger(s) occurred which gave Paragon the right to terminate the agreement. We note your disclosure on page two stating that Paragon has the right to terminate the Stock Purchase Agreement if the registration of your shares under the Securities and Exchange Act of 1934 and the closing of the sale of your stock to Paragon did not take place prior to December 31, 2008, or such later date as may be agreed upon by the parties.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Lee Polson
        Strasburger & Price, LLP
        Via facsimile: (512) 536-5719